BUSINESS PLAN



ANTHONY JACCARINO, CEO

OVERVIEW

VISION

Empower Individuals

To Take Control Of Their Health

OBJECTIVE

Continuous Monitoring Solutions For Prevention

& Detection available to a broader population

through DISRUPTIVE technology & business

models





JeevaMed
health monitoring simplified

Established in 2015

TRENDS



WEARABLES ENABLING CONTINUOUS MONITORING



INDIVIDUAL'S FOCUS ON

DATA ANALYTICS, MOBILE APPS



RISING COSTS

JeevaMed
health monitoring simplified

FACTS/CHALLENGES WITH CURRENT HEALTHCARE

- Preventative medicine has been proven to save lives, improve health and reduce costs across the medical delivery system

- Monitoring is one of the key factors in a sound prevention program

- There are many barriers that prevent people from engaging in critical health monitoring:
  - Cost
  - Convenience
  - Complexity
  - Waiting for a medical event catalyst (a.k.a. Illness) to initiate (sick care)
  - Not knowing how to start as an individual
  - Lack of support by insurers

JeevaMed
health monitoring simplified

End-2-End Health Platform

INNOVATIVE DEVICES



COST EFFECTIVE
Monitoring Devices to track your health

#1

MOBILE



UNDERSTAND, ACT & STORE
Access data Anywhere, Anytime

#2

BIG DATA ANALYSIS



PREVENTIVE ANALYTICS
Detailed analysis using big data analytics

#3

DIGITAL HEALTH



SECURELY SHARE
Personal health data for 2nd/3rd opinion

#4

JeevaMed
health monitoring simplified

#1 Monitoring Devices

Continuous monitoring for MEANINGFUL insights

GEN2



Check°my Temp

A Wearable Thermometer



Check°my Heart

ECG MONITOR
WIRELESS CONNECTION

Check your heart
for $30 Vs. $1500 competition



Check°my Health

Monitor your health
CONTINUOUSLY
for $10/month



Check°for Infection

Wearable
Sepsis Detection Kit

JeevaMed
health monitoring simplified

#2 Mobile APPS

Powerful yet Easy-to-Use apps

User friendly apps to track, understand and act quickly

- Example: Fever is spiking. Please administer medication or consult your doctor/nurse

Long term tracking identifies meaningful trends and provides actionable insights

- Example: We detected a non-life threatening Heart Beat. You may need to consult your cardiologist for further investigation



1:52 AM
76%
Check My Temp
Maya is running high fever and is awake
102.8
°F
Maya
Change Profile
Change Device
Record Symptoms
Record Medication

JeevaMed
health monitoring simplified

#3 PREDICTIVE ANALYTICS

LONG TERM TRACKING & PREVENTIVE ALERTS

Predictive

What negative health trends are likely to develop in our communities?

Proactive

Who is at risk? Who needs to be informed?

Personalized

What is the best combination of services for this individual?

Preventive

What actions can we take now to prevent a negative episode?



WIRELESS SENSORS & DEVICES
MOBILE CONNECTIVITY
SOCIAL NETWORKING
GENOMICS
INTERNET
IMAGING
DATA UNIVERSE
HEALTH INFO SYSTEMS
RESULTS
PREVENTION
PREDICTION
MANAGEMENT
DIAGNOSIS
DISEASE

JeevaMed
health monitoring simplified

4 Secured Data Storage
Your Health, Your Choice

OPT FOR ADVANCED ANALYTICS

INNOVATIVE DEVICES

COST EFFECTIVE
Monitoring Devices to track your health

MOBILE

UNDERSTAND, ACT & STORE
Access data Anywhere, Anytime

BIG DATA ANALYSIS

PREVENTIVE ANALYTICS
Detailed analysis using big data analytics

DIGITAL HEALTH

SECURELY SHARE
Personal health data for 2nd/3rd opinion

OPT TO SHARE & INTEGRATE WITH HEALTH RECORDS

OPT TO STORE LOCALLY

JeevaMed
health monitoring simplified

ROADMAP

Check° my 🌡 Infection

Check° my 🌡 Health

Check° my 🌡 Heart

Check° my 🌡 Temp

2020

2019

Digital Platform Development

2018



WHY NOW?

- New form factors allow this new approach
- Technology leaps in power, cost and performance
- More secure cloud options
- Mobile devices for easy access to data
- Growing trend of individuals taking more proactive approach to wellness and prevention over "sick care"
- Ever rising healthcare costs

JeevaMed
health monitoring simplified

$156 Billion Dollar Market


250
200
150
100
50
0
Market value in billion U.S. dollars
20 12 8 39 79
20 14 14 48 96
21 17 21 59 118
22 19 28 73 142
23 22 37 89 172
24 26 46 110 206
2015
2016
2017*
2018*
2019*
2020*
EHR/EMR
Telehealth
Mobile health
Wireless health
Total

JeevaMed health monitoring simplified

https://www.statista.com/statistics/387867/value-of-worldwide-digital-health-market-forecast-by-segment/

Competition

Product / Service	Competition	Strengths	Weaknesses
Check-my-Temp	Kinsa	1st smart thermometer on the market	Spot measurement only Lacks other vital sign monitoring
Check-my-Heart	iRhythm, Medtronic	Big companies with strong foot hold in the medical community	Charges over $1500 per patient. No presence in the consumer space
Check-my-Health	Motif, Sensogram	Start ups with tremendous potential	Do not offer monthly subscription model
Check-my-Sepsis	No solution today	-	-
Digital Platform	Several software devices	Have software with big data analytics.	No data collection devices. Rely on other companies or devices for data collection (bad model)

JeevaMed
health monitoring simplified

FAQs

- Are you sure you can make all these devices?
  - It does seem like we may be biting off too much for a start up. We understand your concerns, however, these devices all share a common platform with a few changes to the sensors based on the form factor. That's the beauty of our platform
- Looks like you are monitoring lot of vital signs. Does your team have medical background?
  - We are a team of engineers and doctors, passionate about DISRUPTING the healthcare industry
  - We also have an accomplished team of cardiologists, pediatricians and emergency care specialists on our advisory board
- What is revenue model for each of these devices?
  - One size fits all is an old strategy.
  - Every device/market/customer has their own unique needs and challenges, which is why we offer flexible plans to respond to these specific needs

JeevaMed
health monitoring simplified

Team

LEADERSHIP

    Anthony Jaccarino, CEO

    Dr. Kesava Mulpuru, Medical Director

    Frank Manzi, Finance

    Dominic Paul, IT

    Rammohan Rao V, Ops

    Jim Moon, Technology Consultant

ADVISORS

    Raju Surendra, Serial Entrepreneur

    Dr. Manokar, Cardiologist

    Dr. Bala Ramachandran, Head of Pediatrics

    Dr. Raja Amarnath, Critical Care Specialist



JeevaMed
health monitoring simplified

Customer's Feedback (Check-my-Temp)

I just had my first child. My father used to get seizures with his high temps and my sons mother has another child that did as well. So this will be a <u>lifesaver of a device</u>. Literally, this has the potential to save my sons life so I am looking forward to it.

- Paul, Customer

I have Epilepsy and am on many message boards where this device would be useful. <u>There are many people out there that could benefit from this device</u>.

- Michelle, Customer